TRILLION ENERGY ANNOUNCES YEAR ENDED - DECEMBER 31 2023 FINANCIAL RESULTS

April 30, 2024 – Vancouver, BC – Trillion Energy International Inc. ("**Trillion**", or the "**Company**") (CSE: TCF) (OTCQB: TRLEF) (Frankfurt: Z62) is pleased to report operating and condensed financial results for the year ended December 31, 2023.

The audited financial statements, management discussion and analysis, and annual information form for the year ended December 31, 2023 will be available on the System for Electronic Document Analysis and Retrieval Plus ("SEDAR+") at www.sedarplus.ca, on EDGAR at www.sec.gov/edgar.shtml, and on Trillion Energy's website at https://trillionenergy.com/.

Financial and Operating Highlights – 2023 Year End Results

- On April 20, 2023, and November 28, 2023, Trillion Energy completed two financings for a total of CAD $25.8 million. The April 20, 2023 financing was a bought deal that raised gross proceeds of CAD $15 million and the November 28, 2023 financing was a public offering of CAD $10.8 million. Proceeds from both financings were to advance the development of the SASB field.
- On July 31, 2023, Trillion Energy announced a farm-in agreement to earn a 50% working and revenue interest in three new exploration blocks in South East Turkey called Cudi-Gabar.
- In August of 2023 Trillion Energy announced the completion of its drilling program. Following the completion of drilling five new wells and recompletion of one well, Trillion commenced installing new wellheads. In order to address the water loading issues Trillion experienced during their 2023 drilling activities, they have engaged with outside consultants and initiated the process of installing artificial lift pumps. GLJ has reviewed their reserve report which is included in the MD&A.
- On September 15, 2023 Trillion Energy announced a Consolidation of its shares on a 5 to 1 basis. 5 pre-consolidation shares were equivalent to 1 post-consolidation share. On September 15, 2023 389,677,325 shares were outstanding and following the consolidation 77,935,465 shares were outstanding.
- During October 2023, additional perforations to existing wells were made and a booster compressor was added to the field to reduce back pressure for gas entering the Cayagzi gas processing facility. In November of 2023, Trillion Energy received a report from a third party consulting firm on how to increase production on the six wells. Trillion is evaluating the report and intends to put many of the recommendations into action plans for 2024 operations.
- In December 2023 Trillion Energy announced the completion of its 3D seismic reprocessing of the SASB filed which is now being interpreted and will be utilized for 2024 operations.

Outlook

- Trillion Energy intends to evaluate further exploration opportunities around the SASB development license area, which is currently 12,385 hectares. Trillion is currently mapping the reprocessed 3D seismic to determine and propose new exploration work programs in and around the SASB block. The new reprocessing technology improved the resolution of the seismic, defined new exploration targets, and delineated new potential reserves and resources on SASB.
- Trillion will perforate all remaining gas-saturated reservors in the five wells drilled and one recompletion from the 2022/23 program and install 2 3/8" production tubing (velocity string). Akcakoca 5 well, a legacy well not part of the 2022/23 program has been identified as a pilot for a water pump. This work program will optimize production and reduce downtime on the SASB Field and provide stable production with an excellent cash flow.
- For the 2024-2025 SASB program, three legacy wells have been identified to benefit from artificial lift (water pumps and velocity string) and an additional two legacy wells will be re-entered and sidetrack wells drilled to access new unproduced gas reserves. The third and next sidetrack well will be an exploration well to test a large stratigraphic exploration target identified by the new reprocessed 3D seismic. If this exploration well is successful it will derisk numerous stratigraphic exploration prospects consisting of either on-lapping blanket sands or channel-like sand deposits.
- Trillion Energy has entered into a farm-in agreement with Derkim Poliüretan Sanayi ve Ticaret A.S. to earn a 50% working & revenue interest in three oil exploration blocks (the "**Oil Blocks**") comprised of 151,484 hectares (374,325 acres) within the newly defined Cudi-Gabar petroleum province, Southeastern Turkiye. Trillion is currently negotiating the Joint Operating Agreement, will trigger certain work commitments to Trillion over a three year period. To earn the 50% Trillion Energy must acquire 351 km of 2D seismic in 2023 and drill several wells in 2024. Trillion has already acquired seismic and has only about 140 kms left to obtain.

The following table provides a summary of Trillion's financial results for the quarterly and year ended 2023. The consolidated financial statements with the Management's Discussion and Analysis ("MD&A") are available on our website at www.trillionenergy.com and will be available on the SEDAR+ website at www.sedarplus.ca.

	December 31, 2023 ($)	September 30, 2023 ($)	June 30, 2023 ($)	March 31, 2023 ($)	Year End 2023
Revenue	2,722,489	5,028,124	2,992,142	6,054,611	16,797,366
Net Income (Loss)	(8,434,326)	7,387,866	(2,280,386)	2,224,652	(1,102,194)
Net Income (Loss) per share (basic and diluted)	(0.11)	0.09	(0.03)	0.03	(0.01)
Net and comprehensive income (Loss)	(5,925,933)	6,528,318	(13,628,606)	2,969,187	(10,057,034)

About

Trillion is an oil and gas producing company with multiple assets throughout Turkey and Bulgaria. The Company is 49% owner of the SASB natural gas field, one of the Black Sea's first and largest-scale natural gas development projects; a 19.6% (except three wells with 9.8%) interest in the Cendere oil field; three oil exploration blocks in S.E. Turkey; and in Bulgaria, the Vranino 1-11 block, a prospective unconventional natural gas property. More information may be found on our website trillionenergy.com.

Contact

Corporate offices: 1-778-819-1585
e-mail: info@trillionenergy.com
Website: www.trillionenergy.com

Forward-Looking Information

Certain information in this news release may constitute forward-looking information. This information is based on current expectations that are subject to significant risks and uncertainties that are difficult to predict. Actual results might differ materially from results suggested in any forward-looking statements. Trillion assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those reflected in the forward looking-statements unless and until required by securities laws applicable to Trillion. Additional information identifying risks and uncertainties is contained in Trillion filings with the Canadian securities regulators available at www.sedar.com.